SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc.

(Name of Subject Company (Issuer))

Tucows Inc. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share

(Title of Class of Securities)

898697107

(CUSIP Number of Class of Securities)

Elliot Noss
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
(416) 535-0123

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA  19103-2921
(215) 963-5000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form of Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Tucows To Commence its Previously Announced Dutch Auction Tender on November 29, 2012

TORONTO, November 21, 2012 — Tucows Inc. (NYSE AMEX:TCX, TSX:TC) a global provider of domain names, email and other Internet services, today announced that, further to its news release of November 13, 2012, the commencement of its “modified Dutch Auction” tender offer (the “Tender Offer”) has been postponed to November 29, 2012 due to challenges coordinating the Tender Offer around the Thanksgiving holidays.  The Tender Offer had previously been expected to commence the week of November 19, 2012.

Tender Offer Statement

The Tender Offer described in this release has not yet commenced. This release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation and offer to buy the Company’s common stock will only be made pursuant to the offer to purchase and related materials that the Company will send to its shareholders. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the Tender Offer.

About Tucows

Tucows is a global Internet services company. OpenSRS (http://opensrs.com) manages over fourteen million domain names and millions of value-added services through a reseller network of over 13,000 web hosts and ISPs. Hover (http://hover.com) is the easiest way for individuals and small businesses to manage their domain names and email addresses. Ting.com (https://ting.com) is a mobile phone service provider dedicated to bringing clarity and control to US mobile phone users. YummyNames (http://yummynames.com) owns and operates premium domain names that generate revenue through advertising or resale. More information can be found on Tucows’ corporate website (http://tucows.com).

This news release contains, in addition to historical information, forward-looking statements related to the proposed tender offer, including the timing, total number of shares to be purchased under the proposed tender offer and the process for the proposed tender offer.  Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Tucows’ business, results of operations and financial condition is included in the Risk Factors sections of Tucows’ filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Tucows as of the date of this document, and except to the extent Tucows may be required to update such information under any applicable securities laws, Tucows assumes no obligation to update such forward-looking statements.

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

Contact:
Lawrence Chamberlain
TMX Equicom
(416) 815-0700 ext. 257
lchamberlain@equicomgroup.com